March 20, 2009

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integral Systems, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2008

Form 8-K Filed December 11, 2008

File No. 000-18603

Dear Mr. Krikorian:

We refer to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated March 10, 2009, setting forth comments to the annual report on Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”) of Integral Systems, Inc. (“Integral Systems” or the “Company”) and the current report on Form 8-K filed by the Company on December 11, 2008 (the “Form 8-K”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

This response letter has been filed via EDGAR, tagged as “CORRESP.”

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 16 – Quarterly Financial Data (unaudited), page F-32

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We note your response to prior comment number 5 and 6 and believe the additional information provided in your response would assist readers in better understanding the nature of the errors identified as required by paragraph 26.a. of SFAS 154. As previously requested, tell us what consideration you gave to providing specific information of this nature within your filing to supplement your Item 302(a)(1) of Regulation S-K disclosures. In addition to providing the information included in your response, your disclosure should also include a discussion about the impact on previously reported interim MD&A, trends, line items on the financial statements and any other information that management concludes as useful information to a reader.

In Note 16 to the audited consolidated financial statements included in the Form 10-K, we disclosed that we had restated our first three quarters of the fiscal year ended September 30, 2008 and provided a description of the three errors that were the primary cause of the restatement in accordance with paragraph 26.a. of SFAS 154. In our disclosure, we noted that the adjustments “related to errors in the accounting treatment for certain transactions with respect to the timing of the recognition of revenue between periods due to multiple element software arrangements, specifically related to the accounting for post contract support services, software licenses, the treatment of certain transactions that do not involve significant customization, modification, or production and the timing of revenue associated with some reimbursable costs on government programs”. Management determined at the time of the Form 10-K filing that the income statement and earnings per share disclosures provided in the Form 10-K for each of the affected quarterly periods met the requirements of paragraph 26.a. of SFAS 154 as further described below.

In consideration of the restatement of these quarterly periods, management considered Staff Accounting Bulletin 99 (“SAB 99”) Materiality, for both the quantitative and qualitative impact of the respective quarterly restatements and concluded that the errors identified were material for restatement to the statements of operations for these quarterly periods. In Note 16, we disclosed these quarterly impacts for all of the significant income statement line items, including basic and diluted earnings per share disclosures. Given the timing of our conclusion to restate these periods, as noted in our Form 8-K filed on December 11, 2008, we chose to provide the restated financial information in the Form 10-K, which was filed on December 24, 2008, within our requested 12b-25 extension period. The impact to each financial statement line item was analyzed for the consolidated balance sheets for the first three quarters of our fiscal year ended September 30, 2008 (please refer to the Company’s response to question 6 of your January 29, 2009 comment letter for the details). The Company concluded that there was not a material impact to the consolidated balance sheet accounts, individually or in the aggregate, given the nature of the accounts that were affected. We also considered the following in reaching our conclusion that additional quarterly balance sheet information was not material for disclosure in the Form 10-K: (i) the restated income statement effects were disclosed by quarter within the Quarterly Financial Data (unaudited) footnote, which allowed the reader to materially understand the impact of the restatement items; (ii) the audited September 30, 2008 balance sheet was provided in the Form 10-K, which reflected all correcting entries as of that date; and (iii) the limited accounts on the quarterly balance sheets that were affected by the restatement adjustments (primarily unbilled receivables, deferred revenues and deferred contract costs). Our conclusion was based on the assessment of the magnitude of each item, individually and in the aggregate, to a reasonable investor, and whether it was probable that the judgment of a reasonable person relying upon the Company’s previously reported consolidated balance sheets for the first three quarters of our fiscal year ended September 30, 2008 would have been changed or influenced by providing the additional disclosures for the impact of the restatement items on the quarterly consolidated balance sheets. We concluded that disclosing the nature of the correcting items, as well as the impact on the quarterly statements of operations, disclosed the material impact of the restatements and provided reasonable investors with sufficient information to understand the restatements of our previously issued quarterly results.

In addition, our conclusion as to the appropriateness of our disclosure made in the Form 10-K reflects the consideration of additional qualitative matters, including the impact on trends, quarterly guidance, impact on reported segments, and compliance with loan covenants. The restatement items did not affect trends previously discussed in our MD&A, as the adjustments did not change our net income to net loss or significantly impact the direction of our revenue trends with the exception of the 3rd quarter (which went from a decrease in revenues of $3.1 million to an increase in revenues of $4.5 million). We do not provide quarterly guidance and these adjustments would not have prevented us from meeting the expectations that analysts had publicly released. Additionally, we do not have any loan covenants that would have been at risk of non-compliance based on these restatement adjustments. We also considered that there were no material impacts on current assets or current liabilities and therefore working capital for any of the restatement periods.

Given the above, we continue to believe that we have provided adequate disclosure related to the quarterly restatements within our Form 10-K. However, in light of the Staff’s suggestion that the more detailed information provided by the Company in response to prior comment numbers 5 and 6 would be beneficial to readers of the Company’s public filings, the Company intends to include certain of such information in the Company’s next regular quarterly filing with the Commission.

We appreciate this opportunity to provide our views to the Staff. If you wish to discuss any of the foregoing comments, please call me at (301) 731-4233 ext. 1244.

Very truly yours,

/s/ William M. Bambarger, Jr.
William M. Bambarger, Jr. Chief Financial Officer

cc:	John B. Higginbotham, Integral Systems, Inc.

Keri Day, Ernst & Young LLP

Howard B. Adler, Gibson, Dunn & Crutcher LLP

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